SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Halifax Corporation
(Name of Issuer)

Common Stock $.24 Par Value
(Title of Class of Securities)

405805 10 2
(CUSIP Number)

Nancy M. Scurlock
c/o Research Industries Incorporated
1753 Army Navy Drive
Arlington, Virginia 22202
703-521-7097
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2003
(Date of Event which Requires Filing of this Statement)

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 405805 10 2	SCHEDULE 13D	Page 2 of 7 Pages

1.	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Research Industries Incorporated, I.R.S. Number 54-0836818

2.	Check the Appropriate Box if a Member of a Group Not applicable: this is a joint filing pursuant to Rule 13d-1(k)(1).
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of funds. 00

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e). Not applicable.		☐

6.	Citizenship or Place of Organization.

Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person.

0

12.	Check box if the Aggregate Amount in Row (11) Excludes certain shares. Not applicable.		☐

13.	Percent of Class Represented by Amount in Row 11.

0

14.	Type of Reporting Persons CO

CUSIP No. 405805 10 2	SCHEDULE 13D	Page 3 of 7 Pages

1.	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Estate of Arch C. Scurlock, I.R.S. Number 16-6537853

2.	Check the Appropriate Box if a Member of a Group Not applicable: this is a joint filing pursuant to Rule 13d-1(k)(1).
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of funds 00

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e). Not applicable.		☐

6.	Citizenship or Place of Organization.

Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

784,422

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

784,422

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person.

784,422

12.	Check box if the Aggregate Amount in Row (11) Excludes certain shares. Not applicable.		☐

13.	Percent of Class Represented by Amount in Row 11.

27.0

14.	Type of Reporting Persons OO

Item 1. Security and Issuer

     This statement is filed in relation to the common stock, par value $0.24 per share (the “Common Stock”), of Halifax Corporation, whose principal executive offices are located at 5250 Cherokee Avenue, Alexandria, Virginia 22312.

Item 2. Identity and Background

     Research Industries Incorporated (“RII”) is a Virginia Corporation, whose principal business is making and managing investments for the benefit of its stockholders. Research Industries’ principal offices are located at 1753 Army Navy Drive, Arlington, Virginia 22202. The Estate of Arch C. Scurlock (the “Estate”) is under probate in the Commonwealth of Virginia. The Estate was established for the purpose of distributing the assets of Arch C. Scurlock pursuant to the terms of his will. The executor of the Estate is located at 1753 Army Navy Drive, Arlington, Virginia 22202. After the date of this filing, the Estate will be the sole filer with respect to the shares of Halifax Common Stock reported herein. (See Item 3 below.)

     The directors of RII and their addresses are set forth below:

Name	Address

Nancy M. Scurlock	1753 Army Navy Drive Arlington, Virginia 22202

Henry S. Fitzgerald	2200 Wilson Blvd. Suite 800 Arlington, Virginia 22201

Arch C. Scurlock, Jr.	9425 Walton Lane Annandale, Virginia 22003

Mary S. Adamson	10575 NW Skyline Blvd. Portland, Oregon 97231

Richard Lane	c/o ABD Services 3310 Two Union Square 601 Union Street Seattle, Washington 98101

John Grover	c/o World Resources 1600 Anderson Road McLean, Virginia 22102

     The current executive officers are set forth below (the addresses of such persons can be found under the list of directors set out above):

Name	Office

Nancy M. Scurlock Arch C. Scurlock Henry S. Fitzgerald	President and Treasurer Vice President Secretary

Page 4 of 7 Pages

     Mrs. Nancy M. Scurlock currently serves as the President and Treasurer of RII. Mr. Henry S. Fitzgerald is an attorney and a sole practitioner at the location set forth above. Mr. Arch C. Scurlock, Jr. is a private consultant. Ms. Mary S. Adamson is a Senior Policy Analyst for the Pacific Rivers Council located at 4888 NW Bethany Blvd., Suite K5, Portland, Oregon 97229-9260. Mr. Richard Lane is President of ABD Services Seattle — Sullivan & Curtis, an insurance broker for large companies, at the location set forth opposite his name above. Finally, Mr. John Grover is Chairman of the Board of Halifax Corporation, which is located at 5250 Cherokee Avenue, Alexandria, VA 22312.

     During the last five years, neither RII nor the Estate has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the executive officers and directors listed above is a citizen of the United States. To the Reporting Persons’ knowledge, during the last five years, none of the directors or executive officers listed above has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Plan of Complete Liquidation and Dissolution of Research Industries Incorporated, RII distributed all of its right, title and interest in Halifax Corporation, consisting of 784,422 shares of Halifax Common Stock, to its sole stockholder, the Estate, on December 12, 2003. RII no longer holds any shares of Halifax Common Stock, and no longer has any voting or dispositive interests in any shares of Halifax Common Stock.

Item 4. Purpose of Transaction.

     RII is in the process of liquidating and dissolving. Pursuant to its liquidation and dissolution, RII is distributing all of its assets to its sole stockholder, the Estate.

     (a)  The Estate was established for the purpose of distributing the assets of Arch C. Scurlock pursuant to the terms of his will. Therefore, the Estate will distribute its assets, including the shares of Halifax Common Stock or proceeds thereof, to the beneficiaries of Mr. Scurlock’s will in accordance with the terms of the will. The Estate intends to continue to review and evaluate its holdings of Halifax Corporation. Based upon such review the Estate will take such action as it deems appropriate in light of the circumstances existing from time to time. In this connection, the Estate may, subject to such factors as it deems relevant, sell or otherwise dispose of such shares of Halifax Common Stock beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. In the absence of such sales, the Estate will distribute the shares of Halifax Common Stock in accordance with the terms of Mr. Scurlock’s will.

     The Reporting Persons do not have any present plans or proposals which relate to or would result in:

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

Page 5 of 7 Pages

     (c)  A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d)  Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the issuer;

     (f)  Any other material change in the issuer’s business or corporate structure;

     (g)  Changes in the issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

     (h)  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The Estate is the beneficial owner of 784,422 shares of Halifax Common Stock, which represents 27.0 percent of the class of securities based on the number of shares thereof issued and outstanding as of November 13, 2003, as indicated in Halifax Corporation’s Form 10-Q filed for the period ended September 30, 2003.

     (b)  The Estate has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 784,422 shares of Halifax Common Stock.

     (c)  None.

     (d)  The beneficiaries of the Estate may have the right to receive dividends from, or the proceeds from the sale of, such securities pursuant, and subject, to the terms of the will. In the event that the Halifax Common Stock is distributed to the beneficiaries in accordance with Arch C. Scurlock’s will, Mrs. Nancy M. Scurlock could acquire beneficial ownership of more than five percent of the Halifax Common Stock currently outstanding.

     (e)  RII ceased to be the beneficial owner of more than five percent of the Halifax Common Stock as of December 12, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Exhibit A — Agreement between RII and the Estate regarding the filing of a joint statement as required by Rule 13d-1(k)(1)

Page 6 of 7 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 23, 2003	RESEARCH INDUSTRIES INCORPORATED

By: /s/ Nancy M. Scurlock Nancy M. Scurlock, President

Dated: December 23, 2003	/s/ Nancy M. Scurlock Nancy M. Scurlock, Executor for Estate of Arch C. Scurlock

Page 7 of 7 Pages

Schedule 13D
EXHIBIT A

Research Industries Incorporated
1753 Army Navy Drive
Arlington, Virginia 22202

Mrs. Nancy M. Scurlock
1753 Army Navy Drive
Arlington, Virginia 22202

     Arch C. Scurlock passed away on December 9, 2002, and his former interests now reside in the Estate of Arch C. Scurlock (the “Estate”), with Nancy M. Scurlock as Executor. The Estate owns all of the issued and outstanding stock of Research Industries Incorporated (“RII”). As the indirect beneficial owner of RII’s interests, RII and the Estate have agreed to file their Schedules 13D with respect to their interests in Halifax Corporation jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Pursuant to the Plan of Complete Liquidation and Dissolution of Research Industries Incorporated, RII distributed all of its right, title and interest in Halifax Corporation, consisting of 784,422 shares of Halifax common stock, par value $0.24 per share, to its sole stockholder, the Estate, on December 12, 2003, resulting in the Estate becoming the sole beneficial owner of such shares. As a result of this event, RII and the Estate are required to file an amended Schedule 13D under the Exchange Act with respect thereto.

     As a result of the distribution transaction, the parties hereto desire to file a joint statement with respect thereto in accordance with the terms of Rule 13d-1(k)(1) under the Exchange Act. The purpose of this instrument is to acknowledge the agreement of the undersigned parties that the Schedule 13D (Amendment No. 8) to which this instrument is appended as Exhibit A is filed on behalf of each of them.

Dated: December 23, 2003	RESEARCH INDUSTRIES INCORPORATED

By: /s/ Nancy M. Scurlock Nancy M. Scurlock, President

Dated: December 23, 2003	/s/ Nancy M. Scurlock Nancy M. Scurlock, Executor for Estate of Arch C. Scurlock